BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016 and 2015

	2016		2015	
AGGREGATE INDEBTEDNESS				
Other accrued expenses	$	30,676	$	81,323
Total aggregate indebtedness	$	30,676	$	81,323
Minimum required net capital	$	100,000	$	100,000
NET CAPITAL				
Stockholders' equity	$	351,130	$	258,685
Deductions:				
Furniture and office equipment, net of accumulated				
depreciation		18,584		24,806
Other assets		1,665		1,675
Haircuts on securities owned		1,414		2,840
Net capital		329,467		229,364
Minimum required net capital		100,000		100,000
Capital in excess of minimum requirement	$	229,467	$	129,364
Ratio of aggregate indebtedness to net capital		0.09 to 1		0.35 to 1